SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.          )*
TRANSITION THERAPEUTICS INC.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
893716209
(CUSIP Number)
March 20, 2008
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893716209	13G	Page	2	of	7

1	NAME OF REPORTING PERSON Jack W. Schuler I.R.S. identification number (entity only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OF PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		98,252

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,289,464

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		98,252

WITH:	8	SHARED DISPOSITIVE POWER

		1,289,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,387,716

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.54%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	893716209	13G	Page	3	of	7

1	NAME OF REPORTING PERSON Schuler Family Foundation I.R.S. identification number (entity only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OF PLACE OF ORGANIZATION

	Incorporated in Illinois

	5	SOLE VOTING POWER

NUMBER OF		1,289,464

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not applicable.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,289,464

WITH:	8	SHARED DISPOSITIVE POWER

		Not applicable.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,289,464

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.074%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	893716209	13G	Page	4	of	7
Item 1.
(a)	Name of Issuer
Transition Therapeutics Inc.
(b)	Address of Issuer’s Principal Executive Offices
101 College Street, Suite 220
Toronto, Ontario MSG 1L7 Canada.
Item 2.
(a)	Name of Person Filing
Jack W. Schuler
Schuler Family Foundation
(b)	Address of Principal Business Office or, if None, Residence
28161 North Keith Drive
Lake Forest, Illinois 60045
(c)	Citizenship
Mr. Schuler is a citizen of the United States.
The Schuler Family Foundation is an Illinois corporation.
(d)	Title of Class of Securities
Common Shares, no par value
(e)	CUSIP Number
893716209
Item 3. If This Statement is Filed Pursuant to rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No.	893716209	13G	Page	5	of	7

(e) ☐	An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount Beneficially Owned:
          The 1,387,716 shares of the Common Shares for which this Schedule is filed, consists of 98,252 shares that owns directly by Jack W. Schuler and through an individual retirement accounts for his benefit and 1,289,464 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors.
(b)	Percent of Class:
6.54%
(c)	Number of Shares as to Which Such Person Has:
For Mr. Schuler:
(i)	Sole power to vote or to direct the vote: 98,252

(ii)	Shared power to vote or direct the vote: 1,289,464*

(iii)	Sole power to dispose or to direct the disposition of: 98,252

(iv)	Shared power to dispose of to direct the disposition of: 1,289,464*
Mr. Schuler shares the voting and dispositive power with respect to the 1,289,464 shares of Common Shares held by the Schuler Family Foundation. Mr. Schuler is one of three directors of the Schuler Family Foundation. The other two directors are Mr. Schuler’s wife, Renata Schuler, and his daughter, Tanya Schuler.

CUSIP No.	893716209	13G	Page	6	of	7
For The Schuler Family Foundation:
(i)	Sole power to vote or to direct the vote: 1,289,464

(ii)	Shared power to vote or direct the vote: Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 1,289,464

(iv)	Shared power to dispose of to direct the disposition of: Not applicable.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The 1,387,716 shares of the Common Shares for which this Schedule is filed consists of 98,252 shares that Mr. Schuler owns directly and through an individual retirement accounts for his benefit and 1,289,464 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors. The individual retirement account and the Schuler Family Foundation each have the right to receive and the power to direct the receipt of dividends from, and the proceeds of sale from, the shares of Transition Common Shares that they respectively hold.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification.
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

CUSIP No.	893716209	13G	Page	7	of	7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: March 31, 2008.

/s/ Jack W. Schuler

Jack W. Schuler

SCHULER FAMILY FOUNDATION

/s/ Jack W. Schuler

Jack W. Schuler, Director